Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2006-MTNDD034,

Subject to Completion, Dated September 19, 2006)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Mandatory Callable Notes

Based Upon the 10-Year Constant Maturity Treasury Rate

Due 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

September 19, 2006

Principal-Protected Mandatory Callable Notes

Based Upon the

10-Year Constant Maturity Treasury Rate

Due 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Mandatory Callable Notes Based Upon the 10-Year Constant Maturity Treasury Rate Due 2009 (the “Notes”) are mandatory callable securities. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection if held to maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes, if any, is paid only if we call the Notes and is based upon the average 10-Year Constant Maturity (“CMT10”) Rate in the respective Call Determination Periods. This type of investment allows investors a potential return through a mandatory call feature without risking their initial investments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity, unless called earlier by us.

The Notes are treasury rate-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately three years, unless called earlier by us. We must call the Notes, in whole, but not in part, only if the average of the CMT10 Rates on the five Business Days ending on and including October     , 2007, October     , 2008, or October     , 2009, respectively, (each, a “Call Date”) is less than or equal to the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date). The Notes will not be called even if the CMT10 Rate on any other day, including one of the five days comprising the Call Determination Period, is less than or equal to the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date). If the Notes are called, you will receive for each Note a Call Price in cash equal to the sum of US$1,000 plus a Call Premium equal to approximately US$70 to US$90 (to be determined on the Pricing Date) for each year the Notes are outstanding. If we must call the Notes on October     , 2007 or October     ,

2008, we will provide notice of such call within one Business Day after such call and will make the payment associated with such call on the fifth Business Day after such call. If we must call the Notes on October     , 2009, we will not provide notice of a call of the Notes on October     , 2009 but will make the payment associated with such call at maturity, which is the second Business Day after such Call Date.

If we do not call the Notes, at maturity, you will receive for each Note you then hold an amount in cash equal to US$1,000.

These Notes may be an appropriate investment for the following types of investors:

■	Investors expecting that the CMT10 Rate will be at or below the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date) during a Call Determination Period.

■	Investors looking for exposure to the CMT10 Rate on a principal-protected basis but who are willing to forego current income.

■	Investors who seek to add a structured investment based on the CMT10 Rate to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity unless the Notes are called.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding.

Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Mandatory Callable Notes Based Upon the 10-Year Constant Maturity Treasury Rate due 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% on the Maturity Date
Pricing Date:	October , 2006
Issue Date:	October , 2006
Maturity Date:	Approximately three years after the Issue Date.
Underlying Rate:	10-Year Constant Maturity Treasury Rate (“CMT10”) as quoted on Telerate page 7051 (or any successor page as determined by the calculation agent) at 11:00 a.m. New York time on any relevant Business Day
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	Return of Principal of US$1,000 per Note, if not called before the Maturity Date
Mandatory Call Feature:

Mandatory Callable annually in whole, but not in part, on any Call Date if the average CMT10 Rate during the Call Determination Period is less than or equal to the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date). If we call the Notes on any Call Date, the related call payment date will be the fifth Business Day after the Call Date or, in the case of the Call Date on October     , 2009, at maturity.

Call Dates:	October , 2007, October , 2008, October , 2009
Call Determination Periods:	Each of the five-Business-Day periods ending on and including a Call Date
Call Premium:

(1) Approximately US$70 to US$90 per Note (to be determined on the Pricing Date), if called in October 2007

(2) Approximately US$140 to US$180 per Note (to be determined on the Pricing Date), if called in October 2008

(3) Approximately US$210 to US$270 per Note (to be determined on the Pricing Date), if called in October 2009

Call Price:	(1) US$ per Note, if called in October 2007 (2) US$ per Note, if called in October 2008 (3) US$ per Note, if called in October 2009
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products, Inc.
Business Day:

Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close.

Benefits of the Notes

■	Potential Return Through Mandatory Call Feature
Citigroup Funding must call the Notes and pay you an amount in cash equal to US$1,000 plus the applicable Call Premium of approximately US$70 to US$90 per Note per annum (to be determined on the Pricing Date) if the average of the CMT10 Rates during the Call Determination Period is less than or equal to the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date). In this case, your return on the Notes will be greater than your initial investment. In no event will you receive a return of more than approximately US$70 to US$90 per Note per annum on a simple interest basis (to be determined on the Pricing Date) and your return may be zero.

■	Principal Protection
If the Notes are not called, then on the Maturity Date, we will pay you an amount in cash equal to US$1,000 for each Note you then hold, regardless of the performance of the CMT10 Rate. However, if you sell your Notes in the secondary market prior to maturity you may receive less than your initial investment, as the Notes are not principal-protected prior to maturity.

■	Diversification
The Notes are linked to the CMT10 Rate and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Possibility of No Return
If the average of the CMT10 Rates during the Call Determination Periods is greater than the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date), the Notes will not be called and the payment you receive at maturity will be the return of your initial investment in the Notes, even if the CMT10 Rate is less than or equal to the call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date) at one or more times during the term of the Notes, including on one or more of the business days in a Call Determination Period.

■	No Periodic Payments
You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield
The Notes do not pay interest. As a result, if we do not call the Notes, the effective yield on the Notes will be zero, and thus will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid
The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment
Due to, among other things, changes in the CMT10 Rate, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk
The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts
Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of instruments, such as options, swaps or futures, based upon the CMT10 Rate by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The 10-Year Constant Maturity Treasury Rate

General

The 10-Year Constant Maturity Treasury Rate for a Treasury security as published as of any business day is intended to be indicative of the yield of a U.S. Treasury security having as of that business day a remaining term to maturity equivalent to ten years. The CMT10 Rate as of any business day is based upon an interpolation by the U.S. Treasury of the daily yield curve of outstanding Treasury securities. This yield curve, which relates the yield on a security to its time to maturity, is based on the over-the-counter market bid yields on actively traded Treasury securities. Such yields are calculated from composites of quotations reported by leading U.S. government securities dealers, which may include one or more of the calculation agent and other affiliates of Citigroup Funding. Certain constant maturity yield values are read from the yield curve. Interpolation from the yield curve provides a theoretical yield for a Treasury security having ten years to maturity, for example, even if no outstanding Treasury security has as of that date exactly ten years remaining to maturity.

Historical Data on the 10-Year Constant Maturity Treasury Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low CMT10 Rates, as reported by Bloomberg. The historical data on the CMT10 Rate are not indicative of the future performance of the CMT10 Rate or what the value of the Notes may be. Any historical upward or downward trend in the CMT10 Rate during any period set forth below is not an indication that the CMT10 Rate is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	5.305%	5.515%	5.391%	5.199%
	Low	4.756	4.890	4.548	4.178
2002	High	5.409	5.425	4.856	4.260
	Low	4.831	4.728	3.596	3.569
2003	High	4.181	4.016	4.601	4.461
	Low	3.562	3.114	3.538	3.934
2004	High	4.381	4.872	4.615	4.408
	Low	3.681	3.880	3.980	3.972
2005	High	4.643	4.482	4.420	4.661
	Low	3.992	3.886	4.016	4.339
2006 (through September 18, 2006)	High	4.857	5.245	5.222
	Low	4.326	4.845	4.725

The CMT10 Rate appearing on Telerate page 7051 at 11:00 a.m. (New York time) on September 18, 2006 was 4.800%.

Historical Graph

The following graph illustrates the historical performance of the CMT10 Rate in the period from January 1, 2001 through September 18, 2006 using historical data obtained from Bloomberg.

Past movements of the CMT10 Rate are not indicative of future CMT10 Rates.

Hypothetical Call and Maturity Payment Examples

The examples of hypothetical call payments and maturity payments set forth below are intended to illustrate the effect of different CMT10 Rates on the amount payable on the Notes upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: US$1,000 per Note

•	Pricing Date: October 4, 2006

•	Issue Date: October 11, 2006

•	Maturity Date: October 13, 2009

•	Call Level: 4.75%

•	First Call Date: October 11, 2007

Second Call Date: October 10, 2008

Third Call Date: October 9, 2009

•	Mandatory Call: If the average of the CMT10 Rates during the relevant Call Determination Period is less than or equal to the Call Level

•	Call Premium per Note:

US$80 (8% of US$1,000 principal amount), if called on the first Call Date in October 2007

US$160 (16% of US$1,000 principal amount), if called on the second Call Date in October 2008

US$240 (24% of US$1,000 principal amount), if called on the third Call Date in October 2009

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive upon mandatory call, if any, will depend on whether the average of the CMT10 Rates during a Call Determination Period is less than or equal to the actual call level of approximately 4.60% to 5.00% (to be determined on the Pricing Date), causing the notes to be called. If the Notes are not called, you will receive an amount at maturity equal to US$1,000 per Note, the amount of your initial investment in the Notes.

Example (1)

The Notes are subject to mandatory call on the first Call Date for a call price equal to US$1,080 per Note (US$1,000 + US$80 call premium).

The average of the CMT10 Rate during the Call Determination Period ending on the first Call Date is 4.60%. Because 4.60% is less than the call level of 4.75%, the Notes are called on the first Call Date. A call price of US$1,000 plus the relevant Call Premium (US$80, 8% of the principal amount) per Note is paid five Business Days after the first Call Date, and the Notes are no longer outstanding.

Example (2)

The Notes are subject to mandatory call on the second Call Date for a call price equal to US$1,160 per Note (US$1,000 + US$160 call premium).

The average of the CMT10 Rate during the Call Determination Period ending on the first Call Date is 5.10%. Because 5.10% is greater than the call level of 4.75%, the Notes are not called on the first Call Date and remain outstanding.

The average CMT10 Rate during the Call Determination Period ending on the second Call Date is 4.70%. Because 4.70% is less than the call level of 4.75%, the Notes are called. A call price of US$1,000 plus the relevant Call Premium (US$160, 16% of the principal amount) per Note is paid five Business Days after the second Call Date, and the Notes are no longer outstanding.

Example (3)

The Notes are subject to mandatory call on the third Call Date for a call price equal to US$1,240 per Note (US$1,000 + US$240 call premium).

The average of the CMT10 Rate during the Call Determination Period ending on the first Call Date is 5.10%. Because 5.10% is greater than the call level of 4.75%, the Notes are not called on the first Call Date and remain outstanding.

The average of the CMT10 Rate during the Call Determination Period ending on the second Call Date is 5.00%. Because 5.00% is greater than the call level of 4.75%, the Notes are not called on the second Call Date and remain outstanding.

The average CMT10 Rate during the Call Determination Period ending on the third Call Date is 4.75%. Because 4.75% is equal to the call level of 4.75%, the Notes are called on the third Call Date. A call price of US$1,000 plus the relevant Call Premium (US$240, 24% of the principal amount) per Note is paid on the Maturity Date two Business Days after the third Call Date, and the Notes are no longer outstanding.

Example (4)

The Notes are not subject to mandatory call on any of the three Call Dates and mature on the Maturity Date for 100% of the principal amount.

The average of the CMT10 Rate during the Call Determination Period ending on the first Call Date is 5.10%. Because 5.10% is greater than the call level of 4.75%, the Notes are not called on the first Call Date and remain outstanding.

The average of the CMT10 Rate during the Call Determination Period ending on the second Call Date is 5.00%. Because 5.00% is greater than the call level of 4.75%, the Notes are not called on the second Call Date and remain outstanding.

The average CMT10 Rate during the Call Determination Period ending on the third Call Date is 4.90%. Because 4.90% is greater than the call level of 4.75%, the Notes are not called on the third Call Date and remain outstanding.

On the Maturity Date, the Notes mature, and holders receive 100% of the principal amount of Notes they then hold.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed [annual] comparable yield of             %) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. If the call premium received on the Note upon mandatory call exceeds the amount that has been accrued with respect to the Note, the U.S. holder will be required to include the amount of such excess in income as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

Additional Considerations

If the CMT10 Rate is not available on Telerate page 7051, or any successor page thereto, the Calculation Agent may determine the CMT10 Rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Determination of the CMT10 Rate” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.